SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

UPAY, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

903212108
(CUSIP Number)

Emerging Markets Consulting, LLC, 390 North Orange Avenue, Suite 2300
Orlando, FL, US, 32801
(Name, Address and Telephone Number of Person)

November 3, 2023
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

1	Name Of Reporting Persons Emerging Markets Consulting, LLC
2	Check The Appropriate Box If A Member Of A Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship Or Place Of Organization United States Citizen

Number of Shares Beneficially Owned By Each Reporting Person With	5	Sole Voting Power 2,175,000
	6	Shared Voting Power
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power

9	Aggregate Amount Beneficially Owned By Each Reporting Person 2,175,000
10	Check If The Aggregate Amount In Row (9) Excludes Certain Shares
11	Percent Of Class Represented By Amount In Row 9 14%
12	Type Of Reporting Person (See Instructions) CO

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Item 1	(a).	Name of Issuer: UPAY, Inc.

Item 1	(b).	Address of Issuer’s Principal Executive Offices:
UPAY, Inc. 3010 LBF Freeway 12th Floor Dallas, Texas 75234

Item 2	(a).	Name of Person Filing: James S. Painter, III

Item 2	(b).	Address of Principal Business Office: Emerging Markets Consulting, LLC,
390 North Orange Avenue, Suite 2300 Orlando, FL, US, 32801
Item 2	(c).	Citizenship: United States

Item 2	(d).	Title of Class of Securities: Common

Item 2	(e).	CUSIP Number: 903212108

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

	(a)	☐	Broker or dealer registered under Section 15 of the Act.
	(b)	☐	Bank as defined in Section 3(a)(6) of the Act.
	(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act.
	(d)	☐	Investment company registered under Section 8 of the Investment Company Act.
	(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1) (ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company, in accordance with Rule 13d-1(b)(ii)(G);
	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;
	(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

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Item 4.	Ownership.

(a)	Amount beneficially owned:

(b)	Percent of Class:

(c)	Number of shares as to which such person has:

	(i)	Sole power to vote or to direct the vote:

	(ii)	Shared power to vote or to direct the vote:

	(iii)	Sole power to dispose or to direct the disposition of:

	(iv)	Shared power to dispose or to direct the disposition of:

Item 5.	Ownership of Five Percent or Less of a Class: Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person: Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company: Not Applicable

Item 8.	Identification and Classification of Members of the Group: Not Applicable

Item 9.	Notice of Dissolution of Group: Not Applicable .

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having the purpose or effect.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 17, 2024

/s/ James S. Painter III
Signature

James S. Painter, III/ Managing Director
Name/Title

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